UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-34677

SCORPIO TANKERS INC.
(Translation of registrant’s name into English)

99, Boulevard du Jardin Exotique, Monaco 98000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Effective as of October 7, 2026 (the “Effective Date”), Ms. Auste Adelborg resigned as secretary of Scorpio Tankers Inc. (the “Corporation”). Her resignation was not the result of any dispute with the Corporation.

Ms. Charlotte Wheatcroft has been appointed as secretary for the Corporation as of the Effective Date.

Ms. Wheatcroft is a Chartered Company Secretary and senior corporate governance executive.

Prior to joining Scorpio Tankers Inc. Ms. Wheatcroft served as Company Secretary and Head of HR of a London-based sovereign wealth investment group. She has extensive experience advising Boards, Committees and senior leadership teams across multinational and listed organizations. She began her career at international law firms.

Ms. Wheatcroft is a Fellow of the Chartered Governance Institute UK & Ireland and she holds an LLB (Hons) and an LLM from The University of Manchester.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCORPIO TANKERS INC.
(registrant)
Dated: October 7, 2026
	By:	/s/ Christopher Avella
Christopher Avella
Chief Financial Officer